UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File number: 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar Street, Kfar Sava, Israel 44000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_______.

        Silicom Ltd. (the “Registrant”) held its Annual and Extraordinary General Meeting of Shareholders on December 21, 2006 at 10:00 a.m. (Israel time) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel. Copies of the Notice of the Meeting, the Proxy Statement and Proxy Card relating to the Meeting, and the Registrant’s Consolidated Balance Sheet and Profit and Loss Statement were filed on Form 6-K by the Registrant on November 16, 2006. The Registrant is announcing that the resolutions relating to the reappointment of directors, approval of salary increase and grant of bonus to the Registrant’s Chief Executive Officer and approval of the grant of a bonus to the Chairman of the Registrant’s Board of Directors were duly passed at the Meeting.

        In connection with the resolution to approve the renewal of the insurance policy for the coverage of the directors and officers of the Registrant (or the D&O Insurance), the Registrant is announcing that such resolution was duly adopted with respect to all directors and officers of the Registrant, except that with regard to Yehuda Zisapel the voting results were inconclusive as a result of inconsistencies appearing in the proxy cards returned to the Registrant’s transfer agent. On January 16, 2007, the audit committee and board of directors unanimously approved the renewal of the D&O Insurance with respect to Yehuda Zisapel (in each case excluding any vote by Mr. Zisapel). Shareholders will not be required to approve these transactions in accordance with an exemption set forth in regulations promulgated under the Israeli Companies Law – 1999. Any one or more of the Registrant’s shareholders, holding at least one percent of the Registrant’s outstanding share capital or its voting rights, may request that the renewal of the D&O Insurance with respect to Yehuda Zisapel be brought for shareholders approval, by providing written notice to the Registrant at its offices at 8 Hanagar Street, Kfar Sava 44000, Israel, within fourteen days hereof. To the extent such request is received timely by the Registrant, the Registrant shall seek approval for such renewal in an Extraordinary Meeting of all of its shareholders.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad Chief Financial Officer

Date: January 22, 2007